SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CORPORATE POLICY

Information Disclosure and Securities Trading Policy

Copyright Braskem S.A. Todos os Direitos Reservados.

1.	OBJETIVOS	3
2.	ABRANGÊNCIA	3
3.	REFERÊNCIAS	4
4.	ATRIBUIÇÕES E RESPONSABILIDADES	4
5.	POLÍTICAS E COMITÊ	5
5.1	POLÍTICA DE DIVULGAÇÃO DE INFORMAÇÕES	5
5.2	POLÍTICA DE NEGOCIAÇÃO DE VALORES MOBILIÁRIOS	14
5.3	COMITÊ DE DIVULGAÇÃO E NEGOCIAÇÃO DA BRASKEM	22
DISPOSIÇÕES GERAIS	24
DEFINIÇÕES	25

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1.	GOALS

The main goals of this Information Disclosure and Securities Trading Policy (“Policy”) are:

a)	to regulate the use and disclosure of the Company’s information adequately and equitably, with transparency and equitable treatment in communication, to guarantee for investors and the general market access to the information needed for making investment decisions, in accordance with the applicable laws and regulations;
b)	to establish guidance documentations and controls to be observed by the Investor Relations Officer, Team Members and other Persons Bound by this Policy with regard to the disclosure of such information and its confidentiality, when applicable;
c)	to establish the general rules and standards of conduct to be used by the Company for classifying information as Material Facts and for disclosing such information in a way that gives investors and the general market, when possible, predictability with regard to the conduct that should be adopted by the Company;
d)	to protect the confidentiality of the information on Material Facts and privileged information prior to its disclosure to the market, while preventing and combatting it from being leaked or selectively disseminated;
e)	to ensure compliance with the applicable securities laws and regulations;
f)	to prevent and combat the misuse of privileged information related to the Company;
g)	to regulate the trading of Securities by Persons Bound by this Policy and the Company, especially with regard to blackout periods and the misuse of privileged information; and
h)	to establish rules on trading in the Shares by the Company itself, without prejudice to compliance with the applicable law and regulations.

2.	SCOPE

This Policy applies to Braskem S.A. and all its Subsidiaries in Brazil and abroad, as well as their respective Team Members and Persons Bound by this Policy.

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Team Members, Managers, members of the Audit Board of the Company and of the Bodies with Technical or Advisory Functions created under the Bylaws and members and participants of the executive and/or advisory committees must declare that they are aware of this Policy, and any failure to declare awareness of and acceptance of this Policy will not exempt them from the duty to comply with the applicable laws and regulations, including, but not limited to, CVM Resolution 44/21.

Team Members and Persons Bound by this Policy must ensure that the rules of this Policy are observed, including by their Subsidiaries, as well as by exclusive investment funds or funds whose trading decisions by managers could be directly influenced.

3.	REFERENCES

•	Federal Law 6,404/76;
•	Regulations enacted by Securities & Exchange Commission of Brazil (CVM), including CVM Resolution 44/21 and CVM Instructions 400/03, 476/09, 480/09 and 567/15 or any rules that may come to succeed or replace them;
•	Regulations enacted by B3, including the Regulations for Listing Issuers and Admitting Securities for Trading, the Issuer Manual and the Level 1 Corporate Governance Listing Regulations; and
•	U.S. federal and state laws on securities, as well as the rules and regulations of the U.S. Securities & Exchange Commission (SEC).

4.	DUTIES AND RESPONSIBILITIES

4.1	Board of Directors (“BoD”):
•	Approve amendments to the contents of this Policy.

4.2	Statutory Compliance & Audit Committee (“SCAC”)
•	Verify, at least semiannually, the adherence of trading transactions carried out by Participants to the Investment and Divestment Plans formalized by them.
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4.3	Strategy, Communication & ESG Committee:
•	Monitor compliance with the guidelines set out in this Policy; and
•	Evaluate, prior to analysis by the BoD, the proposals of the Braskem Business Leader (“Braskem BL”) for updating this Policy with regard to information disclosure.

4.4	Financial & Investment Committee:
•	Evaluate, prior to analysis by the BoD, the proposals of the Braskem BL for updating this Policy with regard to securities trading.

4.5	Investor Relations Officer:
•	Disclose, simultaneously in all markets where the Securities of the Company are traded and on the Investor Relations website, any periodic or one-off information of the Company in compliance with the applicable legislation;
•	Ensure that any disclosure of information about the Company is made in accordance with this Policy and the legislation in force; and
•	The other duties envisaged in this Policy or in the applicable regulations.

4.6	Non-statutory officer in charge of the Investor Relations area:
•	Coordinate the Disclosure Committee, as established in Section 5.3 of this Policy.

4.7	Disclosure Committee:
•	Revise and issue opinions on the disclosure of the Company’s information, as well as the other responsibilities envisaged in Section 5.3 of this Policy.

5.	POLICIES AND COMMITTEE

5.1     INFORMATION DISCLOSURE POLICY

5.1.1 PRINCIPLES OF CORPORATE COMMUNICATION

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Persons Bound by this Policy, the Company and its Team Members must guide their conduct in compliance with the principles of diligence, good faith and truthfulness, as well as by the other principles established herein.

The disclosure of any Material Fact notice, Notice to the Market or any other disclosure of information must comply with the provisions of this Policy and the legislation in force.

5.1.2 PRIVILEGED INFORMATION AND DUTY OF CONFIDENTIALITY

Persons Bound by this Policy and Team Members are required to (i) safeguard the confidentiality of any privileged information to which they have access until its disclosure to the securities market, and (ii) ensure that their team members and those who must have knowledge of any privileged information also do so.

5.1.3 PROCEDURES FOR SAFEGUARDING THE CONFIDENTIALITY OF PRIVILEGED INFORMATION

To ensure that privileged information is kept confidential, the following procedures, among others, must be adopted:

a)	privileged information should be disclosed strictly to persons who, due to their position or function, require such knowledge, while clearly communicating its confidentiality;
b)	when privileged information needs to be disclosed to Team Members or another person who is not a Person Bound by this Policy, the person responsible for transmitting the information must make sure the person receiving it is aware of this Policy and of their commitment to not disclose the information to any other person and to not trade Securities prior to the information’s disclosure to the market;
c)	Team Members and Third Parties have a duty to safeguard the confidentiality of privileged information, irrespective of whether they formally assumed the duty of confidentiality in their employment agreement, a nondisclosure agreement or equivalent document;
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d)	do not discuss privileged information in the presence of Third Parties that are not aware of it even if you presume that such Third Party will be unable to understand the meaning of the conversation, including in remote work situations;
e)	take reasonable precautions to ensure that meetings, conference calls or videoconferences during which privileged information is discussed are attended only by people who, due to their position or function, must participate, making clear in such conversations the confidentiality of the information;
f)	do not make any comments about privileged information to Third Parties, including family members, colleagues and acquaintances;
g)	keep documents of any type related to privileged information, including personal handwritten notes, inaccessible to persons who are not authorized to have such knowledge;
h)	do not give the login and password of your work computer to other Team Members or Third Parties; and
i)	avoid inducing any person and do not give recommendations regarding the buying or selling of the Company’s Securities based on privileged information (“Tipping”).

Persons Bound by this Policy and Team Members must observe the following conduct guidelines when communicating with Third Parties about Company information:

a)	forward any external contact made by investment research teams or investors to the Investor Relations area or to the Investor Relations Officer of the Company;
b)	send to the Investor Relations area or to the Investor Relations Officer of the Company any information whose disclosure is required under CVM Instruction 480/09 or any other regulation that comes to replace it, including those related to related-party transactions.
c)	do not give interviews or make any statements to the media involving privileged information or expectations of the future financial or operating results of the Company or that could potentially affect the price of, and investment decisions regarding, the Securities issued by the Company;
d)	forward any contact from journalists to the Company’s media relations area, which, if necessary, will inform any positioning on the past or future performance of the Company or that impacts the Company’s relationship with investors, which should be carried out as instructed by the Investor Relations area;
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e)	before participating in external events as a representative of the Company, make sure that the speech and any material to be presented includes only information that is already public and that complies with this Policy;
f)	ensure that all presentations given or material distributed to the external public contain a proper warning on the use and purpose of the information contained therein;
g)	if a Third Party comments or asks about any privileged information, report the fact immediately to the Investor Relations area or to the Investor Relations Officer; and
h)	concentrate regular interactions with analysts and other capital market agents in the Investor Relations area.

The relationship between the Company and investors and opinion makers in the securities market should occur, exclusively, through the Chief Executive Officer, the Investor Relations Officer and the Investor Relations area and/or the Braskem Team Members invited by them.

5.1.4 INTERNAL PROCEDURES FOR DISCLOSING MATERIAL FACTS

Verification of the occurrence of Material Facts must always consider their materiality in the context of the activities and dimension of the Company taken as a whole, any information on the same matter that was already disclosed to the market and how certain information can potentially affect the price of and investment decisions involving the Securities issued by the Company.

The following are examples of facts that could potentially be deemed Material Facts, as per the non-exhaustive list of CVM Resolution 44/21:

a)	execution of an agreement or contract to transfer control of the Company, even if under conditions precedent or conditions subsequent;
b)	change in the control of the Company, including through the execution, amendment or termination of the shareholders agreement;
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c)	execution, amendment or termination of the shareholders agreement to which the Company is a party or an intervening party or which was drawn up in the Company’s records;
d)	entry or exit of partner who maintains an operational, financial, technological or administrative agreement or partnership with the Company;
e)	authorization for trading of the Securities issued by the Company in any market, domestic or foreign;
f)	decision to cancel the Company’s registration as a publicly-held company;
g)	merger, consolidation or spin-off involving the Company or related companies;
h)	transformation or dissolution of the Company;
i)	change in the composition of the Company’s assets;
j)	change in accounting criteria;
k)	renegotiation of debt liabilities;
l)	approval of the stock option plan of the Company;
m)	change in the rights and advantages of the Securities issued by the Company;
n)	stock split, reverse stock split or attribution of bonus by the Company;
o)	acquisition of shares of the Company to be held in treasury or for cancellation, and the sale of shares so acquired;
p)	profit or loss of the Company and the allocation of share-based payments;
q)	execution or termination of an agreement or failure to perform it, when the expectation of such performance is public knowledge;
r)	approval, modification or cancellation of any project or delay in its implementation;
s)	startup, resumption or cessation of the manufacture or marketing of a product or service;
t)	discovery, change or development of the technologies or resources of the Company;
u)	modification of the guidance given by the Company; and
v)	filing for court-supervised or extrajudicial reorganization, petition for or declaration of bankruptcy or filing of administrative or arbitration proceeding that could affect the economic-financial situation of the Company.

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If you have any questions about the characterization of a fact as a Material Fact, the Investor Relations Officer can submit it for appreciation by the Legal area of the Company and, if applicable, for discussion by the Committee.

The Investor Relations Officer must ensure that Material Facts are disclosed in accordance with the law, the applicable regulations and this Policy, clearly and accurately and in a language accessible to investors, and also ensure its immediate, broad and simultaneous dissemination in all markets where the Securities issued by the Company are traded.

Persons Bound by this Policy who are aware of any Material Fact must immediately report it to the Investor Relations Officer.

Except in certain situations, Material Facts should be disclosed preferably before the start of trading or after the close of trading in markets where the Securities issued by the Company are traded, and in cases of time incompatibility with other markets, the trading hours of the Brazilian market shall prevail.

If the Company believes it is necessary to disclose the Material Fact before the start of trading on the Brazilian market where the Securities issued by the Company are traded, said disclosure must be made, whenever possible, at least thirty (30) minutes before the start of the trading session.

If the Material Fact cannot be disclosed before the start of trading or its disclosure cannot wait until the close of trading on the Stock Exchanges and if it is imperative that it be disclosed during trading hours, the Investor Relations Officer must request, always simultaneously, to the Brazilian and foreign Stock Exchanges and organized over-the-counter markets in which the Securities issued by the Company are traded that trading be suspended for the time necessary to properly disseminate the privileged information, subject to the procedures envisaged in the B3 Issuer Manual and/or other applicable procedures.

Material Facts must be disclosed to the market, whenever possible, in Portuguese and English, preferably simultaneously.

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For disclosing information not characterized as a Material Fact, other disclosure means must be used, such as notice to the market, earnings release or notice to shareholders, as applicable.

In cases where the CVM or B3 requests information from the Company or in cases of atypical fluctuations in the trading price or volume of the Securities issued by the Company, the Investor Relations Officer must question those persons who may have access to the Privileged Information to ascertain if they have knowledge of information that must be disclosed to the market and, in such case, take the applicable measures under this Policy. With regard to the periods for informing and disclosing, the Investor Relations Officer must also:

a)	communicate and disclose the Material Fact occurring in or related to the business activities of the Company after becoming aware of its occurrence, in accordance with Section 5.1.5 below;
b)	disclose, simultaneously to the market, any Material Fact made public by any communication means, including to the media or in meetings with trade associations, investors, analysts or select publics, whether in Brazil or abroad; and
c)	notify simultaneously the CVM, SEC and the Stock Exchanges of any Material Fact that should be disclosed to the market, as well as disclosing it on the Company’s website and on a news portal with national coverage in Brazil chosen at its discretion, in accordance with the applicable regulation.

5.1.5 EXCEPTIONS TO DISCLOSURES OF MATERIAL FACTS

On an exceptional basis, a Material Fact may not be disclosed immediately if the Investor Relations Officer understands that its disclosure could put the Company’s legitimate interests at risk.

If any information escape’s the Company’s control or if based on such information atypical fluctuations occur in the quote, price or trading volume of the Securities issued by the Company, the Investor Relations Officer or, in the event of their absence or omission, the other Managers or, further, the Controlling Shareholders, must immediately disclose the Material Fact.

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5.1.6 DISCLOSURE OF NOTICE TO THE MARKET

A Notice to the Market is any instrument through which the Company discloses information it deems pertinent to bring to the knowledge of investors and the general market, even if such disclosure is not required under the laws and regulations in force.

5.1.7 USE OF GUIDANCE / PROJECTIONS

If the Company decides to publish projections, they must (i) be included in the Reference Form; (ii) be identified as hypothetical data that do not constitute a guarantee of performance; (iii) be reasonable; and (iv) be accompanied by the relevant assumptions, parameters and methodologies adopted.

Projections and estimates must be regularly revised, with a periodicity deemed adequate for the object of the guidance, which under no circumstance shall exceed one (1) year.

The Company must disclose, in its Reference Form, any changes to the relevant assumptions, parameters and methodologies used in the previously disclosed projections and estimates.

If projections and estimates are disclosed, the Company must, on a quarterly basis, in the appropriate field of the quarterly information form and in the standardized annual financial statements form, compare the projections disclosed in the reference form with the actual results achieved in the quarter, indicating the reasons for any differences, if any.

Whenever assumptions adopted in projections and estimates are provided by Third Parties, their sources must be indicated.

5.1.8 RUMORS

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The Company must not comment on rumors or speculations originated in the market or the media, except in exceptional situations that influence or could influence atypical fluctuations in the trading price or volume of the Securities issued by the Company. If such rumors are disseminated by the media, the Investor Relations Officer will be responsible for assessing the need to question persons with access to Material Facts about the existence of any privileged information that must be disclosed to the market.

5.1.9 DISCLOSURE PRACTICES OF THE COMPANY

The system used by the Company for its communication with investors comprises the instruments described in items listed below, without prejudice to others that come to be introduced by the applicable laws or regulations.

a)	Mandatory Reports: the mandatory reports (e.g., DFP, ITR, Registration Form, Reference Form, Management Report, 20-F Form and 6-K Forms) must be filed by the Company in the form and within the period established by the laws and regulations in force;
b)	Communications: the communications of the Company are Material Facts, Notices to the Market and corporate acts, as well as notices of meetings, notices and minutes of shareholder meetings and of Board of Directors meetings, when applicable, published in a news portal chosen by the Company, under the applicable regulations;
c)	Other: information to the target public about the operational, economic and financial performance of the Company in the quarter and year to date, based on an objective analysis of the results obtained and balance sheet position.

Discussions on the quarterly results and other information may be held whenever necessary, at the Company’s discretion, through conference calls. However, with regard to conference calls regularly scheduled, the Company must issue a notice via e-mail informing the date, time and access instructions. A transcript of conference calls must be made available on the Investor Relations website of the Company.

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The Company must hold public presentations at least once a year, in accordance with applicable regulations.

The Company may carry out roadshows or participate in conferences with investors in Brazil and/or abroad to improve and consolidate the Company’s external image and disseminate public information, always in compliance with this Policy and the applicable laws and regulations.

5.2	SECURITIES TRADING POLICY

5.2.1 PROHIBITION ON TRADING USING PRIVILEGED INFORMATION

CVM Resolution 44/21 prohibits the use of undisclosed material information by any person who had access to it with the purpose of gaining an advantage, for themselves or third parties, in the trading of Securities, subject to the presumptions envisaged in Article 13 of CVM Resolution 44/21, namely:

I – it is presumed that the person who traded Securities with access to undisclosed material information made use of such information in said trade;

II – Direct or indirect Controlling Shareholders, officers, members of the Board of Directors and the Board of Auditors, and the Company itself, with regard to trading in Securities issued by the Company, have access to any and all undisclosed material information;

III – the persons listed in item II above, as well as those who have a commercial, professional or confidence relationship with the Company and had access to undisclosed material information, know that it is privileged information;

IV – a manager who leaves the Company with knowledge of undisclosed material information will have made use of such information if they trade in securities issued by the Company within three (3) months as from their termination;

V – material information means, as from the moment studies or analyses on the matter are initiated, any information on operations involving a merger, full or partial spin-off, consolidation, transformation or any form of corporate reorganization or business combination, transfer of the Company’s control, including by entering into, amending or terminating a shareholders agreement, a decision to cancel the registration as a publicly-held company or a change in the environment or segment for trading of shares issued by the Company; and

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VI – information on court-supervised or extrajudicial reorganizations or petitions for bankruptcy filed by the Company itself are deemed material as from the moment the studies or analyses on such filing are initiated.

The presumptions listed above do not apply to (i) cases involving the acquisition, via private trading, of treasury shares as a result of the exercise of call options under a stock option plan approved in a shareholders meeting, or in the case of stock options granted to managers, employees or service providers as part of compensation previously approved in a shareholders meeting. and (ii) trades involving fixed-income Securities, when carried out via operations with matched commitments for repurchase by the seller and resale by the buyer, for settlement at a predefined date, either before or on the same date as the maturity of the securities of the operation, carried out with predefined return or remuneration parameters.

The prohibition described in this Section 5.2.1 does not apply to subscriptions of new Securities issued by the Company, without prejudice to the applicability of the rules on information disclosure in the context of issues and offering of such Securities.

The prohibitions on the trading of Securities issued by the Company envisaged in this Policy also apply to operations involving the renting of Securities issued by the Company.

5.2.2 PROHIBITION ON TRADING DURING PERIODS PRIOR TO ANNUAL FINANCIAL STATEMENTS AND QUARTERLY FINANCIAL INFORMATION

In the period of fifteen (15) calendar days prior to the disclosure of the quarterly and annual financial information, the Company and its Controlling Shareholders, Team Members, Managers, members of Bodies with Technical and Advisory Functions created under the Bylaws, members of the Audit Board and executive and/or advisory committees are prevented from trading in any Securities issued by the Company or referenced to them, irrespective of if such persons are aware of such information, the evaluation of the undisclosed material information pending disclosure or the intent with regard to the trading.

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The period of fifteen (15) days must exclude the day of effective disclosure; however, Securities may be traded on such day only after said disclosure, as per the communication to be sent by the Investor Relations Officer.

The restriction envisaged in this Section 5.2.2 does not apply to: (i) trades involving fixed-income Securities, when carried out via operations with matched commitments for repurchase by the seller and resale by the buyer, for settlement at a predefined date, either before or on the same date as the maturity of the securities of the operation, carried out with predefined return or remuneration parameters; and (ii) operations intended to fulfill obligations undertaken before the start of the blackout period resulting from lending of Securities, exercise of call or put options by third parties and forward contracts.

In addition, the restriction envisaged in this Section 5.2.2 does not apply to trading carried out by Subsidiaries abroad that are not publicly-held companies, involving the Securities of their issue, including debt instruments, which are subject to the local rules applicable to such trading activities.

5.2.3 OTHER BLACKOUT PERIODS

The Company, the offeror, the managers and any other persons involved in a public offering of the Company’s Securities are prohibited from trading in Securities issued by the Company, irrespective of any determination by the Investor Relations Officer, until the disclosure of the announcement of the closing of the offering, subject to the exceptions envisaged in CVM Instructions 400/03 476/09.

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Without prejudice to the prohibitions on trading envisaged in this Policy, the Investor Relations Officer may establish other blackout periods for trading in the Securities issued by the Company due to the holding of privileged information.

The Investor Relations Officer has no obligation to justify their decision to establish any extraordinary blackout period, and the information on its existence must be kept confidential by the parties affected.

5.2.4 MISCELLANEOUS

The Investor Relations area is responsible for monitoring any trading activity, in the events established in Sections 5.2.1, 5.2.2 and 5.2.3. If any trading in shares is identified during a blackout period in violation of the applicable regulations or this Policy, the Investor Relations Officer must notify the People and Organization area, which could involve the Company’s Compliance team if necessary, to assess the applicable measures.

All prohibitions on trading in the Company’s Securities also extend to cover any derivatives referenced to them, if any.

The communication presumptions, prohibitions and obligations contained in this Securities Trading Policy of the Company do not apply to trading carried out by investment funds of which the Persons Bound by this Policy or Team Members are members, provided that: (a) they are not exclusive investment funds; and (b) the trading decisions taken by the administrator or manager of the investment fund portfolio are not influenced by its members.

5.2.5 INDIVIDUAL INVESTMENT OR DIVESTMENT PLANS

The Company itself, Persons Bound by this Policy and any person who, due to the nature of their relationship with the Company, has knowledge or comes to have knowledge of any information related to a Material Fact may formalize individual investment or divestment plans that regulate their trading in Securities issued by the Company or referenced to them (Members).

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An individual investment or divestment plan (“Investment or Divestment Plan”) may permit trading in the Securities issued by the Company by Members during the periods (i) prior to the disclosure of a Material Fact; and (ii) in which there is an ongoing acquisition or sale of shares issued by the Company by the Company itself, Associated Companies or another company under shared control, or when an option or power of attorney is granted for said purpose, including on days on which share repurchase transactions are being effectively carried out by the Company, provided that:

a)	it is formalized in writing with the Investors Relations Officer before any trades are carried out;
b)	the plan is subject to verification, including with regard to its institution and the realization of any changes to its content;
c)	it establishes, irrevocably, the dates or events and the amounts or volumes of the trades to be carried out by the Members; and
d)	it establishes a period of at least three (3) months for the plan and for any amendments or cancellation thereof to produce effects.

An Individual Investment or Divestment Plan also may permit trading in the Securities issued by the Company by Members in the period of fifteen (15) days prior to the disclosure of the quarterly (ITR) and annual (DFP) financial information of the Company, subject to compliance with Section 5.2.5, provided that:

a)	a schedule has been defined with specific dates for disclosure of the quarterly and annual financial information for the period of the respective Investment or Divestment Plan; and
b)	the Member has the obligation to return to the Company any losses avoided or gains earned in the trading of Securities issued by the Company as a result of any changes in the reporting dates of the quarterly and annual financial information, which shall be assessed based on the reasonable and verifiable criteria defined in the Investment or Divestment Plan.

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Members are prohibited from (i) maintaining more than one Investment or Divestment Plan simultaneously in effect; and (ii) carrying out any operations that annul or mitigate the economic effects of the operations to be determined by the Investment or Divestment Plan.

Fortuitous circumstances or force majeure events that prevent the realization of any operation in accordance with the Investment or Divestment Plan must immediately be notified to the Statutory Compliance & Audit Committee, which will analyze the case and deliberate on it.

Once the term of the Investment or Divestment Plan is concluded, a new plan may be submitted for consideration by the Company, subject to the requirements envisaged in this Policy.

The CCAE is required to verify, at least semiannually, the compliance of the trades carried out by the Members of the Investment and Divestment Plans formalized by them.

5.2.6 TRADING BY THE COMPANY ITSELF

In accordance with Section 5.2.4, the trading prohibitions established in Sections 5.2.1 to 5.2.3 also include transactions carried out by the Company itself with its Securities, as applicable, barring the exceptions provided in item 5.2.2 above.

Approval of transactions carried out by the Company involving Shares, or derivatives referenced to them, in compliance with CVM Instruction 567/15, is the responsibility of the Board of Directors, however, its effect is conditioned upon prior approval granted by the Shareholders Meeting when:

1)	they are conducted outside of organized securities markets, occurring in one of the following cases: (i) involves, even if through various isolated transactions, more than five percent (5%) of the type or class of the Shares outstanding in less than eighteen (18) months; (ii) with prices greater than ten percent (10%), in the case of acquisitions, or less than ten percent (10%), in the case of sales, than the average weighted quote in the last ten (10) trading sessions; or (iii) the counterparty is related to the Company; or
2)	seeks to change or preserve the composition of the controlling group or management structure of the Company.

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Approval by the shareholders meeting set forth in this Section 5.2.6 is waived in the case of:

a)	divestments or transfers of Shares by the Company resulting from (i) the exercise of stock options under a stock option plan approved in a Meeting that includes the parameters for calculating the exercise price of the stock options or the share price, as applicable; or (ii) other compensation models based on shares; or
b)	public offering for the secondary distribution of treasury shares or of securities convertible to or tradeable into treasury shares.

The Company’s Board of Directors cannot consider and vote on the acquisition or sale of Shares pending the disclosure of a Material Fact notice, including if any agreement or contract establishing the transfer of control (direct or indirect) of the Company has been signed, or if an option or power of attorney has been granted for the same end, as well as if there is the intent of carrying out an incorporation, full or partial spin-off, merger, transformation or corporate restructuring of the Company, and while the transaction is not made public by a Material Fact notice.

5.2.7 PROCEDURES FOR COMMUNICATING INFORMATION ON TRADING BY MANAGERS AND RELATED PERSONS

Managers, members of the Audit Board and members of Bodies with Technical or Advisory Functions created under the Company’s Bylaws must provide information to the Chief Investor Relation Officer, as per the form, on their ownership of securities, whether held in their own name or in the name of Related Persons, issued by the Company, its Subsidiaries or Parent Companies; in the latter case, provided it is a publicly held company, within the following terms:

a)	on the first business day after investiture in a position (if applicable); and
b)	within a maximum of five (5) days after each transaction in the Securities issued by the Company.

Pursuant to CVM Resolution 44/21, the Investor Relations Officer, with support from the Investor Relations department, must forward information received as provided above about transactions executed with Securities issued by the Company itself, its Subsidiaries and Parent Companies, in the latter two cases, provided they are publicly held companies, and also those related to Securities issued by the Company traded by the Company itself and/or its Subsidiaries, if applicable, to the CVM and the Stock Exchanges on which such Securities issued by the Company are listed for trade, within a maximum term of ten (10) days after the end of the base month, in compliance with the applicable regulations.

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5.2.8 COMMUNICATING INFORMATION ON ACQUISITIONS OR SALES OF RELEVANT EQUITY INTERESTS

The Controlling Shareholders and the shareholders that elected members of the Audit Board or of the Board of Directors of the Company, as well as any natural or legal person, or group of persons, acting jointly or representing the same interest, which hold Relevant Equity Interests, shall inform the Company of any acquisitions or sales of Relevant Equity Interests, in compliance with the applicable regulations (“Notice of Relevant Transaction”).

Shares that are the object of a loan must be taken into account when calculating the increase or decrease in the shareholding for the aforementioned purposes.

The Notice of Relevant Transaction must be submitted immediately after a Relevant Transaction is made, in other words, by the start of the trading session following the one in which the order was executed, containing the information required by CVM Resolution 44/21 and, if applicable, detailing the number of shares acquired or sold through stock lending.

The Investor Relations Officer will submit, as soon as received, to the CVM and Stock Exchanges the information in the Notice of Relevant Transaction, in compliance with CVM Resolution 44/21.

According to CVM Resolution 44/21, the obligation of a Notice of Relevant Transaction must consider not only Shares directly, but also other securities and derivative instruments referenced to the Shares, regardless of physical or financial settlement, as well as the acquisition of any rights to the Shares or to the aforementioned Securities or derivatives.

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5.3 BRASKEM’S DISCLOSURE & TRADING COMMITTEE

The Company must have a Disclosure & Trading Committee (“Committee”) formed by up to five (5) permanent members, coordinated by the non-statutory officer in charge of the Company’s Investor Relations department (“Coordinator”) and regulated by its own charter.

Permanent members of the Committee shall be: (i) the Chief Executive Officer (Business Leader); (ii) the Investor Relations Officer (Financial, Information Technology & Investor Relations Executive Vice-President); (iii) the Chief Legal Officer (Legal and Corporate Governance Executive Vice-President); and (iv) the Chief Communication Officer (People and Corporate Communication Executive Vice-President).

Temporary members of the Committee include the Executive Vice-Presidents of the Company’s Business Units (BUs); Chief Compliance Officer (COO) and Director of Strategic Planning, who necessarily must review the Company’s information to be disclosed in the 20-F and Reference Forms, Annual (DFP) and Quarterly (ITR) Financial Statements, Earnings Release and, occasionally, any other disclosure deemed necessary.

The Committee members may delegate their functions to their direct team members, although all responsibility remains that of the respective Committee member.

The Committee has the following main duties:

a)	review and issue an opinion on the Company’s information disclosures, such as the 20-F and Reference Form, Annual (DFP) and Quarterly Financial Statements (ITR), Material Facts, Notices to the Market, CVM Instruction no. 480/09 or any other regulation that replaces it, annual reports, earnings releases, as well as any other necessary information to ensure that the disclosed information is correct, complete, clear and timely;
b)	discuss the information provided by the Coordinator or any other Committee member for proper acknowledgement in order to verify any need for disclosure to the market seeking to ensure equitable access to information; and
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c)	indicate other persons who have or may have had access to the Company’s Privileged Information and that must submit to the obligations set forth herein.
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MISCELLANEOUS

The presumptions, prohibitions and obligations of communication set forth herein apply to trades carried out (i) inside or outside the regulated securities market environments; (ii) directly or indirectly, through a subsidiary or third-party entity with whom a fiduciary or portfolio or share management agreement is held; or (iii) by itself or third parties.

Violating the rules set forth herein constitutes a serious breach under Federal Law 6,385/76, with violators subject to administrative penalties, not foregoing any applicable civil and criminal penalties. Violating these norms also constitute a serious breach in accordance with the sanctions and penalties provided by United States securities laws.

Any violations of the rules covered herein verified by Bound Persons must be immediately reported to the Chief Investor Relations Officer.

Not foregoing any applicable legal sanctions (administrative, labor, civil and criminal), the Chief Investor Relations Officer, upon verifying violations of the Policies, must adopt the applicable measures, including, if applicable for the specific case: (a) notification of the competent authorities; and (b) reporting the matter to the Board of Directors.

Not foregoing the applicable sanctions, the Bound Persons or Team Members responsible for violations of any norm herein shall be obligated to refund the Company, in full and without limits, of all losses resulting from such violation.

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DEFINITIONS

In order to standardize the terms and expressions used within the scope of this Policy, the following capitalized words shall have the following meanings:

“Shareholders”: any shareholder of the Company.

“Controlling Shareholder(s)”: the natural person or legal entity or group of persons bound by voting agreement, or under common control, that: (i) are holders of partner rights that ensure them, on a permanent basis, the majority of votes in resolutions of shareholders’ meetings and the power to elect the majority of Company’s managers; and (ii) effectively use their power to steer corporate activities and guide the activities of the Corporation’s bodies.

“Share” or “Shares”: shares issued by the Company.

“Managers”: statutory executive officers and members of the Corporation's Board of Directors.

“B3”: B3 S.A. – Brasil, Bolsa, Balcão.

“Stock Exchange”: stock exchanges on which securities are admitted for trading in the country or abroad.

“Braskem” or “Company”: Braskem S.A. and its subsidiaries in Brazil and abroad.

“Associate” or “Associate Company”: the organization on which the investor has, directly or through other subsidiaries, Significant Influence.

“Committee”: Company’s Disclosure and Trading Committee, described in Section 5.3.

“Notice of Relevant Transaction”: has the meaning ascribed to it in Section 5.2.8.

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“Notice to the Market”: as defined in Section 5.1.6 of this Policy.

“Subsidiaries” or “Subsidiary Companies”: entities directly or indirectly controlled by the Company.

“Members of the Audit Board”: the members of the Company’s Audit Board, whether it is permanent or in the fiscal years when it is established by the Shareholders Meeting.

“Board of Directors”: the members of Braskem’s Board of Directors.

“CVM”: Securities and Exchange Commission of Brazil.

“Investor Relations Officer”: the Company’s statutory executive officer responsible for providing information to investors, the CVM, SEC and the Stock Exchanges or organized over-the-counter entities, as well as keeping the Company’s records up-to-date.

“Chief Executive Officer”: the Company’s statutory chief executive officer.

“Significant Influence”: the power to take part in the financial and operational decisions of an entity, but does not necessarily entail control over these policies. Significant Influence may be attained through ownership interest, statutory provisions or a shareholders’ agreement.

“Team Members”: Workers/employees who work for Braskem across all levels, including executives, directors, executive officers, interns and apprentices (as applicable per geographic location).

“Material Fact”: any decision taken by the Controlling Shareholder, resolution of the shareholders meeting or the Company’s management bodies, or any other fact of a political-administrative, technical, business or economic-financial nature which has occurred or is related to the Company’s business and which may materially influence: (i) the price quote of securities issued by the Company or of instruments referenced to them; (ii) the decision by investors to buy, sell or hold such Securities; or

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(iii) the decision by investors to exercise any rights inherent to their ownership of the securities issued by the Company or referenced thereto.

“Reference Form”: the Reference Form is the document that provides relevant information for understanding and appraising the Company and its issued securities, as per applicable regulations.

“CVM Instruction 400/03”: CVM Instruction 400, of December 29, 2003, as amended.

“CVM Instruction 476/09”: CVM Instruction 476, of January 16, 2009, as amended.

“CVM Instruction 480/09”: CVM Instruction 480, of December 07, 2009, as amended.

“CVM Instruction 567/15”: CVM Instruction 567, of September 17, 2015, as amended.

“Federal Law 6,385/76”: the Federal Law 6,385, of December 7, 1976, as amended.

“Federal Law 6,404/76”: the Federal Law 6,404, of December 15, 1976, as amended.

“Bodies with Technical or Advisory Functions”: the Company’s bodies established by its Bylaws that have technical functions or advise managers.

“Relevant Equity Interest”: the business or group of business through which the direct or indirect ownership interest of any person or group of entities, acting jointly or representing a common interest, surpasses, higher or lower, the thresholds of five percent (5%), ten percent (10%), fifteen percent (15%), and thus forward, of types or classes of Shares.

“Participant(s)”: as defined in Section 5.2.5 of this Policy.

“Related Persons”: persons who hold any ties detailed as follows with executive officers, members of the Board of Directors, Audit Board and members of the Company bodies with technical or advisory functions: (i) spouse from whom they are not legally separated; (ii) partner; (iii) any dependent included on the annual income tax statement; and (iv) companies they control directly or indirectly.

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“Bound Persons”: (i) Controlling shareholders; (ii) Managers; (iii) Members of the Company’s Audit Board; (iv) Members of Bodies with Technical or Advising Functions established by the Bylaws; (v) members and participants of Committees and others pointed out by such at their exclusive discretion; and also, (vi) any Team Member who, due to their role, function or position, has or may have Privileged Information on the Company or its Subsidiaries.

“Policy”: refers to this Information Disclosure and Securities Trading policy, as defined in Section 1.

“Individual Investment or Divestment Plan(s)” or “Investment or Divestment Plan(s)”: plan through which a Member voluntarily and irrevocably undertakes to buy or sell Securities issued by the Company on dates or events, and in amounts or number of businesses, or any other acceptable parameters, whichever is set according to this Policy and applicable regulations.

“SEC”: U.S. Securities and Exchange Commission.

“CVM Resolution 44/21”: CVM Resolution 44, dated August 23, 2021.

“Third parties”: any individual or legal entity that acts on behalf or in the interest of or for the benefit of Braskem and/or any of its Subsidiaries, provide services or supply other goods, as well as commercial partners that provide services to Braskem and/or any of its Subsidiaries, related directly to obtaining, withholding or facilitating business, or for handling matters of Braskem and/or any of its Subsidiaries, including, but not limited to, any distributors, agents, brokers, freight forwarders, intermediates, supply chain partners, consultants, resellers, contractors and other professional service suppliers.

“Securities”: securities covers any shares, debentures, warrant, receipts and subscription rights, promissory notes, call or put options, indexes, receipts (including those issues outside Brazil referenced to shares) and derivatives of any type, or, also, any other securities or collective investment agreements that, by legal provision, are regarded as securities.

“Investor Relations Website”: the Company’s web-based Investor Relations information channel.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.